October 5, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes and Rufus Decker

Re:  American Eagle Outfitters, Inc.

Form 10-K for Fiscal Year Ended January 28, 2023

Filed March 13, 2023

Form 10-Q for Fiscal Quarter Ended July 29, 2023

Filed September 6, 2023

Item 2.02 Form 8-K filed September 6, 2023

Response dated September 6, 2023

File No. 001-33338

Dear Mr. Rhodes and Mr. Decker:

            American Eagle Outfitters, Inc. (the "Company," “we” or “our”), submits this letter in response to comments from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in its letter dated September 14, 2023, relating to the Company’s Form 10-K for the Fiscal Year Ended January 28, 2023 filed with the Commission on March 13, 2023 (the “Form 10-K”), the Company’s Form 10-Q for the Fiscal Quarter Ended July 29, 2023 filed with the Commission on September 6, 2023 (the “Form 10-Q”), the Company’s Item 2.02 Form 8-K filed with the Commission on September 6, 2023 (the “Form 8‑K,” and, collectively with the Form 10-K and the Form 10-Q, the “Filings”), and the Company’s responses to the Commission’s prior comments contained in the Company’s response letter dated September 6, 2023.

            For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. All page references appearing herein are references to the page number of the applicable Filing, unless specifically indicated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the applicable Filing.

Form 10-Q for the Fiscal Quarter Ended July 29, 2023

Financial Statements

Note 12. Segment Reporting, page 25

1. We read your response to comment 4 and the disclosure revisions you made. Please remove total adjusted operating income, a non-GAAP measure, from your financial statements. Show us your revised disclosure. Refer to Item 10(e)(1)(ii)(C) of Regulation S‑K.

Response: In response to the Staff’s comment and Item 10(e)(1)(ii)(C) of Regulation S-K, we will revise our disclosures in future filings to remove the subtotal labeled total adjusted operating income.  The below is a revised Note 12, “Segment Reporting,” from our Form 10-Q reflecting this change.  Note that we have removed the term “adjusted” from the heading of the operating income section and from the Total Segment Adjusted Operating Income line item, as American Eagle and Aerie (our reportable segments) are not adjusted for any period presented.

12. Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has identified two operating segments (American Eagle brand and Aerie brand) that also represent our reportable segments and reflect the Chief Operating Decision Maker’s (defined as our CEO) internal view of analyzing results and allocating resources. Additionally, our Todd Snyder brand, Unsubscribed brand, and Quiet Platforms have been identified as separate operating segments; however, as they do not meet the quantitative thresholds for separate disclosure, they are presented under the Other caption, as permitted by ASC 280.

General corporate expenses are comprised of general and administrative costs that management does not attribute to any of our operating segments.  These costs primarily relate to corporate administration, information and technology resources, finance and human resources functional and organizational costs, depreciation and amortization of corporate assets, and other general and administrative expenses resulting from corporate-level activities and projects.

Our CEO analyzes segment results and allocates resources between segments based on the adjusted operating income, or the operating income in periods where there are no adjustments, of each segment. Adjusted operating income is a non-GAAP financial measure ("non-GAAP" or "adjusted") that is defined by the Company as operating income excluding impairment, restructuring and other charges. Adjusted operating income is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Non-GAAP information is provided as a supplement to, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. We believe that this non-GAAP information is useful as an additional means for investors to evaluate our operating performance, when reviewed in conjunction with our GAAP consolidated financial statements and provides a higher degree of transparency. ~~These amounts are not determined in accordance with GAAP and, therefore, should not be used exclusively in evaluating our business and operations. Adjusted operating income on a consolidated basis is presented in the following table to reconcile the segment operating performance measure to operating income as presented on the Consolidated Financial Statements.~~

Reportable segment information is presented in the following table:

	For the 13 weeks ended				For the 26 weeks ended
	July 29, 2023		July 30, 2022		July 29, 2023		July 30, 2022
Net Revenue:
American Eagle		$767,018		$777,828		$1,438,110		$1,463,407
Aerie		$380,413		$371,683		$739,495		$693,395
Total Segment Net Revenue		$1,147,431		$1,149,511		$2,177,605		$2,156,802
Other		$108,318		$110,393		$217,675		$200,077
Intersegment Elimination		$(54,870)		$(61,780)		$(113,475)		$(103,718)
Total Net Revenue		$1,200,879		$1,198,124		$2,281,805		$2,253,161

~~Adjusted~~ Operating Income
American Eagle		$128,664		$109,110		$234,203		$213,015
Aerie		$57,253		$11,830		$112,922		$54,903
Total Segment ~~Adjusted~~ Operating Income		$185,917		$120,940		$347,125		$267,918
Other		$(10,341)		$(11,507)		$(26,648)		$(27,732)
Intersegment Elimination		$-		$-		$-		$-
General corporate expenses		$(110,286)		$(95,419)		$(211,081)		$(184,270)
~~Total Adjusted Operating Income~~	~~$~~	~~65,290~~	~~$~~	~~14,014~~	~~$~~	~~109,396~~	~~$~~	~~55,916~~
~~Less:~~ Impairment, restructuring and other charges(1)		$-		$-		$(21,275)		$-
Total Operating Income		$65,290		$14,014		$88,121		$55,916

Debt related charges		$-		$60,066		$-		$60,066
Interest expense, net		$951		$3,421		$1,642		$8,009
Other income, net		$(2,150)		$(1,839)		$(5,461)		$(6,283)
Income before income taxes		$66,489		$(47,634)		$91,940		$(5,876)

Capital Expenditures
American Eagle		$16,249		$18,754		$31,192		$34,524
Aerie		$10,889		$30,244		$22,077		$61,259
Other		$6,154		$4,107		$11,730		$5,132
General corporate expenditures		$12,810		$16,359		$26,960		$26,943
Total Capital Expenditures		$46,102		$69,464		$91,959		$127,858

(1)     Represents pre-tax impairment, restructuring and other charges related to Quiet Platforms, including $10.8 million of long-lived asset impairment charges, $5.6 million of severance costs, and $4.9 million of contract related charges for the 26 weeks ended July 29, 2023.

The following table presents summarized geographical information:

	13 Weeks Ended		26 Weeks Ended
(In thousands)	July 29, 2023	July 30, 2022	July 29, 2023	July 30, 2022
Total net revenue:
United States	$1,005,197	$1,027,158	$1,919,588	$1,935,323
Foreign (1)	195,682	170,966	362,217	317,838
Total net revenue	$1,200,879	$1,198,124	$2,281,805	$2,253,161

(1)    Amounts represent sales from American Eagle and Aerie international retail stores, and e-commerce sales that are billed to and/or shipped to foreign countries and international franchise royalty revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 30

2.   We read your response to comment 2 and the disclosure revisions you made. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, when discussing the period over period reasons for changes in each segment's adjusted operating income and general corporate expenses, you do not appear to provide quantification of the business reasons you note or discuss why SG&A costs and depreciation and amortization at the segment level were higher in the current period. Please provide us your revised disclosures. Refer to Item 303 of Regulation S-K. Also, use consistent terminology throughout your filings and refer to each segment's measure of profit as adjusted operating income, like you do in the segment footnote to your financial statements.

Response: In response to the Staff’s comment and Item 303 of Regulation S-K, in future filings where the financial statements reflect material period over period changes in one or more line items, including where material changes within a line item offset one another, we will provide quantification of the business reasons for such material changes within Management's Discussion and Analysis of Financial Condition and Results of Operations. Please refer to Appendix A, attached hereto, which reflects revisions to the “Management's Discussion and Analysis of Financial Condition and Results of Operations” from our Form 10-Q addressing your comment.  We have adjusted terminology where relevant for consistency and to align with our revised segment reporting footnote related to comment 1 and we will use consistent terminology throughout our future filings.

Item 2.02 Form 8-K filed September 6, 2023

Exhibit 99.1, page 8

3.   You present total segment net revenue, total segment adjusted operating income and total adjusted operating income in your Item 2.02 Form 8-K. Please either remove these non-GAAP measures or provide the disclosures required by Item 10(e) of Regulation S-K. Show us your revised disclosure.  Refer to Item 10(e) of Regulation S-K and Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the below reflects revisions, as they would have appeared in our Item 2.02 Form 8-K furnished on September 6, 2023 to exclude total segment net revenue, total segment adjusted operating income and total adjusted operating income, as well as changes to align with disclosure changes in response to comment 1. In future filings, to the extent that non-GAAP measures are used or referenced in an earnings release attached as an exhibit to an Item 2.02 Form 8-K, we will provide the appropriate disclosures required by Item 10(e) of Regulation S-K.

AMERICAN EAGLE OUTFITTERS, INC.
RESULTS BY SEGMENT
(Dollars in thousands)
(unaudited)

	For the 13 weeks ended				For the 26 weeks ended
	July 29, 2023		July 30, 2022		July 29, 2023		July 30, 2022
Net Revenue:
American Eagle		$767,018		$777,828		$1,438,110		$1,463,407
Aerie		$380,413		$371,683		$739,495		$693,395
~~Total Segment Net Revenue~~	~~$~~	~~1,147,431~~	~~$~~	~~1,149,511~~	~~$~~	~~2,177,605~~	~~$~~	~~2,156,802~~
Other (1)		$108,318		$110,393		$217,675		$200,077
Intersegment Elimination		$(54,870)		$(61,780)		$(113,475)		$(103,718)
Total Net Revenue		$1,200,879		$1,198,124		$2,281,805		$2,253,161

~~Adjusted~~ Operating Income:
American Eagle		$128,664		$109,110		$234,203		$213,015
Aerie		$57,253		$11,830		$112,922		$54,903
~~Total Segment Adjusted Operating Income~~	~~$~~	~~185,917~~	~~$~~	~~120,940~~	~~$~~	~~347,125~~	~~$~~	~~267,918~~
Other (1) (3)		$(10,341)		$(11,507)		$(26,648)		$(27,732)
Intersegment Elimination		$-		$-		$-		$-
General corporate expenses (2)		$(110,286)		$(95,419)		$(211,081)		$(184,270)
~~Total Adjusted Operating Income~~	~~$~~	~~65,290~~	~~$~~	~~14,014~~	~~$~~	~~109,396~~	~~$~~	~~55,916~~
~~Less:~~ Impairment, restructuring and other charges(3)		$-		$-		$(21,275)		$-
Total Operating Income		$65,290		$14,014		$88,121		$55,916

Debt related charges		$-		$60,066		$-		$60,066
Interest expense, net		$951		$3,421		$1,642		$8,009
Other income, net		$(2,150)		$(1,839)		$(5,461)		$(6,283)
Income before income taxes		$66,489		$(47,634)		$91,940		$(5,876)

Capital Expenditures
American Eagle		$16,249		$18,754		$31,192		$34,524
Aerie		$10,889		$30,244		$22,077		$61,259
Other (1)		$6,154		$4,107		$11,730		$5,132
General corporate expenditures (2)		$12,810		$16,359		$26,960		$26,943
Total Capital Expenditures		$46,102		$69,464		$91,959		$127,858

(1)  The Todd Snyder brand, Unsubscribed brand, and Quiet Platforms have been identified as separate operating segments; however, as they do not meet the quantitative thresholds for separate disclosure, they are presented under the Other caption.

(2)  General corporate expenses are comprised of general and administrative costs that management does not attribute to any of our operating segments.  These costs primarily relate to corporate administration, information and technology resources, finance and human resources functional and organizational costs, depreciation and amortization of corporate assets, and other general and administrative expenses resulting from corporate-level activities and projects.

(3)  $21.3 million of pre-tax impairment, restructuring and other charges related to Quiet Platforms, including $10.8 million of long-lived asset impairment charges, $5.6 million of severance costs, and $4.9 million of contract related charges for the 26 weeks ended July 29, 2023.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.412.432.2995.

Very truly yours, /s/ Michael A. Mathias Michael A. Mathias Executive Vice President, Chief Financial Officer American Eagle Outfitters, Inc.

cc:          Jay L. Schottenstein, Chief Executive Officer

James H. Keefer, Senior Vice President, Chief Accounting Officer

Beth M. Henke, Senior Vice President, General Counsel

Celia A. Soehner, Morgan, Lewis & Bockius LLP

Appendix A

Comparison of the 13 weeks ended July 29, 2023 to the 13 weeks ended July 30, 2022

Total Net Revenue

Total net revenue was relatively flat for the 13 weeks ended July 29, 2023 at $1.201 billion, compared to $1.198 billion last year. Store revenue increased 4% and digital revenue declined 7%, as digital demand continued to normalize from the impact of COVID-19 pandemic. Last year included $24 million of revenue from excess end-of-season selloffs, which we did not anniversary this year, impacting revenue growth across brands and channels for the current year ~~[~~and offsetting overall store revenue increases~~].~~. Total comparable sales decreased 1% year-over-year, primarily due to a decline is digital units per transaction and conversion, partially offset by increased traffic.

American Eagle

Total net revenue for the 13 weeks ended July 29, 2023 for the American Eagle brand was $767.0 million, a slight decline compared to $777.8 million for the 13 weeks ended July 30, 2022. Last year included $10 million of revenue from excess end-of-season selloffs, which we did not anniversary this year. Total comparable sales decreased 2% year-over-year, primarily due to average unit retail price decreased in the mid-single digits year-over-year, partially offset by increased units per transaction.

Aerie

Total net revenue for the 13 weeks ended July 29, 2023 for the Aerie brand was $380.4 million, an approximately 2% increase compared to $371.7 million for the 13 weeks ended July 30, 2022. The increase was primarily due to 46 net new store openings since the first quarter of Fiscal 2022, partially offset by a decline in Swimwear performance compared to last year. Last year included $12 million of revenue from excess end-of-season selloffs, which we did not anniversary this year. Average unit retail price was up in the mid-single digits year-over-year, partially offset by units per transaction. Total comparable sales were flat to last year.

Other

Total net revenue for the 13 weeks ended July 29, 2023 for our Todd Snyder and Unsubscribed brands, as well as Quiet Platforms declined slightly to $108.3 million compared to $110.4 million for the 13 weeks ended July 30, 2022. The decrease is attributable ~~due~~ to $14 million of lower revenue from Quiet Platforms, partially offset by an $11 million increase in Todd Snyder brand revenue.

Gross Profit

Gross profit increased by $83.0 million, or approximately 22% to $453.0 million for the 13 weeks ended July 29, 2023 compared to $370.0 million for the 13 weeks ended July 30, 2022. Our gross margin percentage increased to 37.7% of revenue for the 13 weeks ended July 29, 2023 from 30.9% of revenue for the 13 weeks ended July 30, 2022. The increase in gross profit was primarily driven by incremental margin on the increase in Aerie total net revenue, lower markdowns reflecting inventory control, as well as lower transportation and product costs. In the prior year, we incurred $25 million of incremental freight costs and $30 million of net incremental markdowns related to excess end-of-season selloffs that we did not anniversary this year. Distribution, warehousing and delivery costs also decreased by a total of $14 million during the quarter compared to last year.

There was $5.0 million and $4.0 million of share-based payment expense included in gross profit for the periods ended July 29, 2023 and July 30, 2022, respectively, comprised of both time- and performance-based awards.

Our gross profit may not be comparable to that of other retailers, as some retailers include all costs related to their distribution network as well as design costs in cost of sales and others may exclude a portion of these costs from cost of sales, including them in a line item such as SG&A expenses. Refer to

Note 2 to the Consolidated Financial Statements for a description of our accounting policy regarding cost of sales, including certain buying, occupancy and warehousing expenses.

Selling, General and Administrative Expenses

SG&A expenses increased 8%, or $24.1 million, to $331.9 million for the 13 weeks ended July 29, 2023 from $307.8 million for the 13 weeks ended July 30, 2022. As a percentage of total net revenue, SG&A expenses increased 190 basis points to 27.6% for the 13 weeks ended July 29, 2023, compared to 25.7% for the 13 weeks ended July 30, 2022. The increase in expenses was primarily related to ~~increased incentive and store compensation,~~$18 million of increased incentive and store compensation expense.  Incentive compensation increased as we are accruing a baseline of performance-based incentives this year based on improvements in trend profitability compared to no accrual last year.  Store compensation increased as a result of wage increases and new store openings, partially offset by efficiencies in our store labor model. The increases were partially offset by lower advertising and professional service expenses.

There was $5.5 million and $4.6 million of share-based payment expense included in SG&A expenses for the 13 weeks ended July 29, 2023 and July 30, 2022, comprised of both time and performance-based awards.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 16% or $7.7 million, to $55.9 million for the 13 weeks ended July 29, 2023, compared to $48.2 million for the 13 weeks ended July 30, 2022, which was primarily driven by investments in new stores. As a percentage of total net revenue, depreciation and amortization expense was 4.7% for the 13 weeks ended July 29, 2023 compared to 4.0% for the 13 weeks ended July 30, 2022.

Operating Income (Loss)

Operating income increased 366% or $51.3 million, to $65.3 million, or 5.4% as a percentage of total net revenue, for the 13 weeks ended July 29, 2023, compared to $14.0 million, or 1.2% as a percentage of total net revenue, for the 13 weeks ended July 30, 2022. The increase was primarily driven by higher gross profit, partially offset by higher SG&A and depreciation and amortization expenses.

American Eagle

Operating income for the 13 weeks ended July 29, 2023 for the American Eagle brand was $128.7 million, or 16.8% as a percentage of American Eagle total net revenue, compared to $109.1 million, or 14.0% as a percentage of American Eagle total net revenue, for the 13 weeks ended July 30, 2022. ~~The increase was primarily the result of increased gross profit from lower markdowns reflecting inventory control, partially offset by higher SG&A costs and higher depreciation and amortization expenses.~~

The increase was primarily the result of a $31 million increase in gross profit from lower markdowns reflecting inventory control, including a $14 million benefit from net incremental markdowns related to excess end-of-season selloffs and $9 million of incremental freight costs incurred last year, as well as a $10 million decrease in distribution, warehousing and delivery costs.

The gross profit improvement was partially offset by an $8 million increase in SG&A costs, primarily from increased incentive compensation, as well as a $3 million increase in depreciation and amortization expense related to new store openings.

Aerie

Operating income for the 13 weeks ended July 29, 2023 for the Aerie brand was $57.3 million, or 15.1% as a percentage of Aerie total net revenue, compared to $11.8 million, or 3.2% as a percentage of Aerie total net revenue, for the 13 weeks ended July 30, 2022. ~~The increase was primarily the result of increased gross profit from improved markup and lower markdowns reflecting inventory control, partially offset by higher SG&A costs and higher depreciation and amortization expenses.~~

The increase was primarily the result of a $50 million increase in gross profit driven by incremental margin on the increase in total net revenue, as well as improved markup and lower markdowns reflecting inventory control, including a $16 million benefit from net incremental markdowns related to excess end-of-season selloffs and $16 million of incremental freight costs incurred last year.

The gross profit improvement was partially offset by a combined $5 million increase in SG&A and depreciation and amortization expenses, primarily driven by increased store compensation, incentives and new store openings.

Other

Operating loss for the 13 weeks ended July 29, 2023 for our other operations was ($10.4) million compared to ($11.5) million for the 13 weeks ended July 30, 2022. The increase was primarily the result of $2 million in increased gross profit in the Todd Snyder brand, driven by eight incremental stores this year, partially offset by increased expenses.

General Corporate Expenses

General corporate expenses increased by $14.9 million for the 13 weeks ended July 29, 2023, primarily due to ~~increased~~a $9 million increase in corporate compensation and incentives ~~and professional fees.~~expense, as well as various increases in other corporate expenses.

Debt Related Charges

Debt related charges of $60.1 million for the 13 weeks ended July 30, 2022 consists primarily of a $55.7 million induced conversion expense related to the Note Exchange, along with certain other costs related to actions taken to strengthen our capital structure.

Interest Expense, net

Interest expense decreased $2.5 million, to $0.9 million, for the 13 weeks ended July 29, 2023, compared to $3.4 million for the 13 weeks ended July 30, 2022. The decrease was primarily attributable to the elimination of convertible note cash interest expense on the 2025 Notes due to their Early Redemption this year.

Other Income, net

Other income, net was $2.2 million for the 13 weeks ended July 29, 2023, compared to $1.8 million for the 13 weeks ended July 30, 2022. The increase was primarily attributable to foreign currency fluctuations and changes in other non-operating items.

Provision (Benefit) for Income Taxes

The provision for income taxes is based on the current estimate of the annual effective income tax rate and is adjusted as necessary for discrete quarterly events. The effective income tax rate for the 13 weeks ended July 29, 2023 was 27.0% compared to the effective income tax benefit rate of 10.9% for the 13 weeks ended July 30, 2022. The change in the effective tax rate, as compared to the prior period, is primarily due to the Note Exchange in June 2022 as a portion of the inducement charge was not deductible and state legislative changes that occurred in Fiscal 2022.

Net Income (Loss)

Net income (loss) increased $91.0 million, to $48.6 million for the 13 weeks ended July 29, 2023, or 4.0% as a percentage of total net revenue, compared to a net loss of $42.5 million, or (3.5)% as a percentage of total net revenue for the 13 weeks ended July 30, 2022.

Net income per share increased to $0.25 per diluted share for the 13 weeks ended July 29, 2023, compared to net loss of $0.24 per diluted share, including $0.28 of debt related charges for the 13 weeks ended July 30, 2022. The change in net income was attributable to the factors noted above.

Appendix A

Comparison of the 26 weeks ended July 29, 2023 to the 26 weeks ended July 30, 2022

Total Net Revenue

Total net revenue increased 1%, or $28.6 million, to $2.282 billion for the 26 weeks ended July 29, 2023 compared to $2.253 billion for the 26 weeks ended July 30, 2022. Store revenue increased 4% and digital revenue declined 5%. Last year included $24 million of revenue from excess end-of-season selloffs, which we did not anniversary this year, impacting revenue growth across brands and channels. Total comparable sales decreased 1%.

American Eagle

Total net revenue for the 26 weeks ended July 29, 2023 for the American Eagle brand was $1.438 billion, which was nearly flat compared to $1.463 billion for the 26 weeks ended July 30, 2022. This increase was primarily attributable to store revenue, which increased by 4% year over year, which was partially offset by a 5% decline in digital revenue. As described above, this period last year included $10 million of revenue from excess end-of-season selloffs, which we did not anniversary this year and which partially offset increases in store revenues. For the 26 weeks ended July 29, 2023, total comparable sales decreased 3%.

Aerie

Total net revenue for the 26 weeks ended July 29, 2023 for the Aerie brand was $739.5 million, an approximately 6% increase compared to $693.4 million for the 26 weeks ended July 30, 2022. The increase was primarily due to 46 net new store openings since the first quarter of Fiscal 2022. Last year included $12 million of revenue from excess end-of-season selloffs, which we did not anniversary this year. For the 26 weeks ended July 29, 2023, total comparable sales increased 1%.

Other

Total net revenue for the 26 weeks ended July 29, 2023 for our Todd Snyder and Unsubscribed brands, as well as Quiet Platforms, was $217.7 million compared to $200.1 million for the 26 weeks ended July 30, 2022. The increase was primarily due to ~~an~~a $19 million increase in Todd Snyder brand revenue, partially offset by a decline in Quiet Platforms revenue.

Gross Profit

Gross profit increased by $108.2 million, or approximately 14%, to $866.2 million for the 26 weeks ended July 29, 2023 compared to $758.0 million last year. Our gross margin percentage increased to 38.0% of revenue from 33.6% of revenue last year. ~~The increase in gross profit was driven by lower inbound transportation costs and lower markdowns. Distribution, warehousing and delivery costs also decreased, partially offset by increased rent related to new store openings.~~

The increase in gross profit was driven by the total net revenue increase in the Aerie brand, as well as $60 million of lower inbound transportation costs and $40 million of lower markdowns due to inventory control and lower end-of-season selloffs this year. Distribution, warehousing and delivery costs also decreased $19 million, partially offset by $7 million of incremental incentive compensation and increased rent of $6 million related to new store openings.

There was $10.8 million and $9.4 million of share-based payment expense included in gross profit for the periods ended July 29, 2023 and July 30, 2022, respectively, comprised of both time and performance-based awards.

Our gross profit may not be comparable to that of other retailers, as some retailers include all costs related to their distribution network as well as design costs in cost of sales and others may exclude a portion of these costs from cost of sales, including them in a line item such as SG&A expenses. Refer to

Note 2 to the Consolidated Financial Statements for a description of our accounting policy regarding cost of sales, including certain buying, occupancy and warehousing expenses.

Selling, General and Administrative Expenses

SG&A expenses increased by 6%, or $37.6 million, to $644.2 million for the 26 weeks ended July 29, 2023 from $606.6 million last year. As a percentage of total net revenue, SG&A expenses increased 130 basis points to 28.2%, compared to 26.9% last year. The increase in expenses was primarily related to ~~increased~~ a $24 million increase in corporate compensation and incentives ~~and~~, as well as professional service and store related expenses.  Incentive compensation increased as we are accruing a baseline of performance-based incentives this year based on improvements in trend profitability compared to no accrual last year.  Store compensation was flat to last year, as wage increases and new store openings were offset by efficiencies in our store labor model.

There was $14.5 million and $13.5 million of share-based payment expense included in SG&A expenses for the 26 weeks ended July 29, 2023 and July 30, 2022, comprised of both time and performance-based awards.

Impairment, Restructuring and Other Charges

During the 26 weeks ended July 29, 2023, the Company recorded $21.3 million of impairment, restructuring and other charges related to Quiet Platforms, including $10.8 million of impairment of supply chain technology assets due to insufficient prospective cash flows to support the asset value resulting from the restructuring of Quiet Platforms, $5.6 million of employee severance, and $4.9 million of contract related costs related charges, resulting from the restructuring of Quiet Platforms. There were no impairment, restructuring and other charges for the 26 weeks ended July 30, 2022.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 18%, or $17.1 million, to $112.6 million for the 26 weeks ended July 29, 2023, compared to $95.5 million for the 26 weeks ended July 30, 2022, which was primarily driven by investments in new stores. As a percentage of total net revenue, depreciation and amortization expense was 4.9% for the 26 weeks ended July 29, 2023 compared to 4.2% for the 26 weeks ended July 30, 2022.

Operating income (Loss)

Operating income increased by 58%, or $32.2 million, to $88.1 million, or 3.9% as a percentage of total net revenue, for the 26 weeks ended July 29, 2023, compared to $55.9 million, or 2.5% as a percentage of total net revenue, for the 26 weeks ended July 30, 2022. The increase was primarily driven by higher gross profit, partially offset by higher SG&A and depreciation and amortization expenses, as well as $21.3 million of impairment, restructuring and other charges incurred this year.

American Eagle

Operating income for the 26 weeks ended July 29, 2023 for the American Eagle brand was $234.2 million, or 16.3% as a percentage of American Eagle total net revenue, compared to $213.0 million, or 14.6% as a percentage of American Eagle total net revenue, for the 26 weeks ended July 30, 2022. ~~The increase was primarily the result of increased gross profit from lower markdowns reflecting inventory control, partially offset by higher SG&A costs and higher depreciation and amortization expenses.~~

The increase was primarily the result of a $34 million increase in gross profit from lower markdowns reflecting inventory control, including a $14 million benefit from net incremental markdowns related to excess end-of-season selloffs and $27 million of incremental freight costs incurred last year, as well as a $14 million decrease in distribution, warehousing and delivery costs.  These improvements were partially offset by the decline in total net revenue compared to the prior year.

The gross profit improvement was partially offset by a $6 million increase in SG&A costs, primarily from increased incentive compensation, as well as a $7 million increase in depreciation and amortization expense related to new store openings.

Aerie

Operating income for the 26 weeks ended July 29, 2023 for the Aerie brand was $112.9 million, or 15.3% as a percentage of Aerie total net revenue, compared to $54.9 million, or 7.9% as a percentage of Aerie total net revenue, for the 26 weeks ended July 30, 2022.

The increase was primarily the result of ~~increased~~ a $58 million increase in gross profit ~~from~~ driven by incremental margin on the increase in total net revenue, as well as improved markup and lower markdowns reflecting inventory control ~~and higher revenue,~~ , including a $16 million benefit from net incremental markdowns related to excess end-of-season selloffs and $34 million of incremental freight costs incurred last year. These improvements were partially offset by ~~higher~~ $7 million in incremental rent related to new store openings.

The gross profit improvement was partially offset by an $8 million increase in SG&A costs ~~and higher~~, primarily from increased store and incentive compensation expense, as well as a $6 million increase in depreciation and amortization ~~expenses.~~expense related to new store openings.

Other

Operating loss for the 26 weeks ended July 29, 2023 for our other operations was ($26.6) million, excluding the aforementioned $21.3 million of impairment, restructuring and other charges related to Quiet Platforms, compared to ($27.7) million for the 26 weeks ended July 30, 2022.

General Corporate Expenses

General corporate expenses increased $26.8 million due to ~~increased~~higher corporate compensation and ~~incentives, general~~incentive expenses of $14 million, a $5 million in corporate ~~expenses~~office rent and depreciation~~.~~, as well as various increases in other corporate expenses.

Debt Related Charges

Debt related charges of $60.1 million for the 26 weeks ended July 30, 2022 consists primarily of a $55.7 million induced conversion expense related to the June 2022 Note Exchange, along with certain other costs related to actions taken to strengthen our capital structure. There were no debt related charges for the 26 weeks ended July 29, 2023.

Interest Expense, net

Interest expense decreased $6.4 million, to $1.6 million, for the 26 weeks ended July 29, 2023, compared to $8.0 million for the 26 weeks ended July 30, 2022. The decrease was primarily attributable to lower interest expense on the 2025 Notes as a result of the Note Exchanges and Early Redemption.

Other Income, net

Other income, net was $5.5 million for the 26 weeks ended July 29, 2023, compared to $6.3 million for the 26 weeks ended July 30, 2022. The decrease was primarily attributable to foreign currency fluctuations and changes in other non-operating items.

Provision for Income Taxes

The provision for income taxes is based on the current estimate of the annual effective income tax rate and is adjusted as necessary for discrete quarterly events. The effective income tax rate for the 26 weeks ended July 29, 2023 was 27.1% compared to (82.5)% for the 26 weeks ended July 30, 2022. The change in the effective tax rate, as compared to the prior period, is primarily due to the 2022 Note Exchange in June 2022 as a portion of the inducement charge was not deductible and state legislative changes that occurred in Fiscal 2022.

Net Income (Loss)

Net income increased by $77.7 million, to $67.0 million for the 26 weeks ended July 29, 2023, or 2.9% as a percentage of total net revenue, compared to a net loss of $10.7 million, or (0.5)% as a percentage of total net revenue for the 26 weeks ended July 30, 2022.

Net income (loss) per share increased to $0.34 per diluted share, including $0.08 of impairment, restructuring and other charges for the 26 weeks ended July 29, 2023, compared to net loss of $0.06 per diluted share, including $0.26 of debt related charges for the 26 weeks ended July 30, 2022. The change in net income was attributable to the factors noted above.